Robert J. Waters
Sr. Vice President & Chief Financial Officer
Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.1295
Fax 403.298.2299
www.enerplus.com
October 19, 2005

BY FAX: 202-772-9220

Ms. Sandy Eisen
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:  Enerplus Resources Fund
Form 40-F for the Year ended December 31, 2004
Accounting for Stock Based Compensation
File No 1-15150

Dear Ms. Eisen;

We are disappointed in the position taken by the SEC staff in your letter of October 18, 2005.   Without agreeing with your interpretation of GAAP, we will work towards preparing and delivering the analysis that you have requested.

As discussed in our telephone call today, we require more than 10 days to prepare the analysis that you have requested.

•	Enerplus is a 40F Filer and our next filing is not until March 2006;
•	As discussed in our submissions, we do not use the valuation models in managing our business, so we need to retain experts and familiarize ourselves with the various model alternatives;
•	There are a number of management estimates and qualitative judgments that we need to make in order to fit our circumstances into the modeling formulas. It will take time to make these judgment calls;
•	We want our auditors, Deloitte & Touche, to review our findings and methodology.

We acknowledge that you would like a response by November 15, 2005 and will work diligently and in good faith to make that deadline.  However, I would like to note that this is a complex issue as evidenced by the time it took for you to respond to our first submission. If, at any time, it appears that we will be unable to meet that deadline, we will contact you immediately and discuss the circumstances and nature of the delay.

Thank you for your consideration.

Sincerely

/s/ Robert J. Waters

Robert J. Waters

c:       April Sifford, Branch Chief, United States Securities and Exchange Commission
          Gordon Kerr, President and CEO
          Robert Normand, Chairman, Audit Committee
          Ward Zimmer, Deloitte & Touche LLP